          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


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  1. Investment Company Act File Number:                                                Date examination completed:
     811-6274, 811-6356, 811-6359, 811-6517                                             September 30, 2000
     811-6517, 811-07680, 811-7678

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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify): N/A - These are closed-end funds and are traded on an exchange
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  3. Exact name of investment company as specified in registration statement:

     American Municipal Term Trust Inc.
     American Municipal Term Trust II Inc.
     American Municipal Term Trust III Inc.
     Minnesota Municipal Term Trust Inc.
     Minnesota Municipal Term Trust II Inc.
     Minnesota Municipal Income Portfolio
     American Municipal Income Portfolio
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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                        Report of Independent Accountants

To the Board of Directors of
  American Municipal Term Trust, Inc., American
  Municipal Term Trust, Inc. II, American Municipal
  Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc.,
  Minnesota Municipal Term Trust, Inc. II, American
  Municipal Income Portfolio, Inc. and Minnesota
  Municipal Income Portfolio, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Municipal Term Trust, Inc., American Municipal Term Trust, Inc. II, American Municipal Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc., Minnesota Municipal Term Trust, Inc. II, American Municipal Income Portfolio, Inc. and Minnesota Municipal Income Portfolio, Inc. (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of September 30, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2000, and with respect to agreement of security and similar investment purchases and sales or maturities, for the period from January 31, 2000 (the date of last examination) through September 30, 2000:

- Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Minneapolis);

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and U.S. Bank National Association

- Agreement of five investment purchases and five investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                   /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 24, 2001

               REPORT OF MANAGEMENT ON COMPLIANCE WITH RULE 17f-2
                      OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the American Municipal Term Trust, Inc., American Municipal Term Trust, Inc. II, American Municipal Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc., Minnesota Municipal Term Trust, Inc. II, American Municipal Income Portfolio, Inc. and Minnesota Municipal Income Portfolio, Inc. (referred to collectively as "the Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.

By: /s/ Thomas S. Schreier
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     Thomas S. Schreier
     Chief Executive Officer
     First American Asset Management